EXHIBIT 99.2

AMENDMENT ONE
to the
MATTEL, INC. PERSONAL INVESTMENT PLAN

        THIS AMENDMENT ONE (this “Amendment”) is executed on May 4, 2020, by Mattel, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Plan (as defined below).

        WHEREAS, the Company maintains the Mattel, Inc. Personal Investment Plan as amended and restated effective as of January 1, 2019 (the “Plan”), for the benefit of eligible employees of the Company and its subsidiaries;

        WHEREAS, pursuant to Section 16.1 of the Plan, the Mattel Administrative Committee (the “Committee”) may amend the Plan at any time and from time to time, subject to certain limitations as set forth in the Plan; and

        WHEREAS, the Committee has approved the amendment of Section 6.1(a)(i) of the Plan to suspend the “Company Automatic Contributions” to the Plan.

        NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as set forth herein effective as of the date hereof, as follows:
        1. The following is hereby added as the last sentence of Section 6.1(a)(i) of the Plan:
“Notwithstanding the foregoing or any other provision of the Plan, all contributions for Participants under this Section 6.1(a)(i) shall be suspended and not made effective for all pay periods occurring on or after May 4, 2020.”
        2. Except as expressly or by necessary implication amended hereby, all terms and provisions of the Plan shall continue in full force and effect.
        IN WITNESS WHEREOF, the Company has caused this Amendment to be executed in its name and on its behalf by a duly authorized officer of the Company on the day and year first above written.

MATTEL, INC.
By: /s/ Amanda Thompson
Name: Amanda Thompson
Title: Executive Vice President and Chief People Officer